ACCELERATED ACQUISITION XV, INC.
c/o Accelerated Venture Partners
1840 Gateway Dr. Suite 200
Foster City, CA 94404
(650) 378-1232 Fax: (650) 378-1399
tneher@accelvp.com

  January 5, 2012

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Russell Mancuso, Branch Chief

Re: Accelerated Acquisition XV, Inc. Form 10 Filed December 10, 2011 File No. 000-54547

Dear Mr. Mancuso:

On behalf of the Company, we are responding to comments contained in the Staff letter, dated December 21, 2011 addressed to Mr. Timothy Neher, the Company’s President, Secretary and Treasures, with respect to the Company’s filing of its Registration Statement on Form 10.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter. Given the nature of the comments, the Company has amended the registration statement. Where applicable, the revised pages or sections of the Form 10 have been referenced.

Russell Mancuso
January 5, 2012

Item 1. Business, page 3

1. Please disclose the substance of the first and last sentences of the last paragraph of your response to prior comment 6.

COMPANY RESPONSE

Accelerated Venture Partners, LLC’s primary assets are restricted securities that our related to prior business combinations completed and the end value will depend on the success of the particular venture. Example; Oro East Mining (FKA Accelerated Acquisitions I), the business combination was completed July 2010 and has taken Oro East Mining fifteen months to prepare a $3 stock offering as filed in form S-1 on October 25, 2011. If successful, shares held by Accelerated could be valued at as much as $9 million dollars at a $3 stock price. With regards to the other companies listed in the “Prior Blank Check Company Experience” section there is no way to determine the end value of the securities held by Accelerated until the they move through the full registration process and begin trading. Accelerated also has several private companies that it incubated in order to evaluate management, technology and the viability of opportunities, none of who have entered into a business combination. Although, Accelerated has substantial equity in many individual private companies we have not been able to capitalize on the opportunities to date. The primary financing of Accelerated since August 2007 (inception) has come from the founder Timothy J. Neher.

Potential Target Companies, page 5
2. We note your response to prior comment 2. Given your statement in the first sentence of the last paragraph of this section and the description of the stock transactions under “Prior Blank Check Company Experience” on pages 20 to 25, please explain how you determined that Mr. Neher and his affiliates have not engaged in any transactions in the stock of shell companies they controlled before or after any business combinations.

COMPANY RESPONSE

We have clarified our disclosure on page 6 to state “In prior blank check companies, Mr. Neher or his affiliates purchased shares from the companies when incorporated and in all cases have tender a certain number of shares back to companies in connection with the change of control. Mr. Neher or his affiliates have not engaged in the sale of securities before or after a business combination other than those securities owned and sold by the companies to complete the change of control (See “Prior Blank Check Company Experience on page 20)”.

Russell Mancuso
January 5, 2012

Form of Acquisition, page 6

3. It is unclear how you addressed the second sentence of prior comment 3. Please disclose the nature of the transactions that can be entered into without shareholder approval.

COMPANY RESPONSE

We have modified our disclosures on page 6 and 7 as follows “We do not intend to supply disclosure to shareholders concerning a target company prior to the consummation of a business combination transaction, unless required by applicable law or regulation.  In the event a proposed business combination involves a change in majority of directors, we will file and provide to shareholders a Schedule 14F-1, which shall include, information concerning the target company, as required. We will file a current report on Form 8-K, as required, within four business days of a business combination which results in ceasing to be a shell company. This Form 8-K will include complete disclosure of the target company, including audited financial statements”. “In the case of an acquisition, the transaction may be accomplished upon the sole determination of management without any vote or approval by stockholders. For example, we may enter into an acquisition by way of a “triangular” merger with a target company. Under this commonly used structure, we would create an acquisition subsidiary specific for the transaction. That subsidiary would enter into a merger agreement with the target company, to which we would also be a party as our company would be providing the merger consideration. Such a structure would not require the approval of our shareholders, although certain aspects of such transaction could require such approvals, such as any resulting changes to our articles of incorporation.  In the case of a statutory merger or consolidation directly involving the Company, it will likely be necessary to call a stockholders’ meeting and obtain the approval of the holders of a majority of the outstanding securities.  The necessity to obtain such stockholder approval may result in delay and additional expense in the consummation of any proposed transaction and will also give rise to certain appraisal rights to dissenting stockholders.  Most likely, management will seek to structure any such transaction so as not to require stockholder approval”.

4. Refer to your revised disclosure that all prior business combinations involving affiliates included shareholder approval. Please tell us when a proxy statement or information statement relating to each such shareholder approval was filed. If you believe a proxy statement or information statement was not required, please tell us with specificity the rule on which you rely for that conclusion.

Russell Mancuso
January 5, 2012

COMPANY RESPONSE

For clarification and disclosure regarding the prior blank check companies Mr. Neher and his affiliated have been involved with, in all case there was change of control to an individuals or private company that eventually resulted in changing the shell status. At the time of change of control Mr. Neher was the sole officer, director and shareholder and gave written consent for the change of control. Subsequently, each company filed a form 8-K describing the change of control that included Item 1.01 Entry into a Material Definitive Agreement, Item 5.01 Change in Control of Registrant and Item 5.01 Departure of Directors or Principal Officers: Election of Directors, as described in the “Prior Blank Check Experience” section.

Trading of Securities in Secondary Market, page 14

5. We note your response to prior comment 8 and your reference to registration requirements. However, given that the recent changes we highlighted refer to exchange listing standards for reverse merger companies, please provide us with your analysis of whether these recent changes affect your disclosure here and throughout your document regarding the listing of your securities.

COMPANY RESPONSE

In the analysis of the additional listing requirement regarding Reverse Merger companies we have added disclosure on page 13 and 15 stating “The Nasdaq Stock Market, New York Stock Exchange and NYSE Amex have adopted additional initial listing requirements for companies that go public through a reverse merger or similar transaction (“Reverse Merger companies”) to become exchange listed. Specifically, the new requirements would prohibit a Reverse Merger company from listing its shares on all three major U.S. stock exchanges until:

•
The company (i) has completed a one-year pre-listing “seasoning period” by trading in the U.S. over-the-counter market or on another regulated U.S. or foreign exchange following the reverse merger and (ii) has timely filed all required reports with the SEC (essentially requiring at least one full fiscal year of the Reverse Merger company’s periodic reports, including a Form 10-K with audited historical financial statements), and

•
The company has maintained the requisite minimum share price ($4 in the case of Nasdaq and the New York Stock Exchange and $3 for NYSE Amex) in the over-the counter market for a sustained period, and also for at least 30 of the 60 trading days immediately prior to submitting its listing application and the exchange’s decision to approve the application for listing (to counter any temporary effect of artificial stock manipulation or a company’s reverse stock split).

Russell Mancuso
January 5, 2012

The additional  listing requirements would not apply to a Reverse Merger company’s listing application if (i) the listing is in connection with a firm commitment underwritten public offering providing gross proceeds to the company of at least $40 million or (ii) the reverse merger occurred five or more years before applying to list so that at least four annual reports on Form 10-K with audited historical financial information have been filed by the company with the SEC following the one-year trading period”.

Item 2. Financial Information, page 15

6. We note your response to prior comment 7 and your revised disclosure. However, we note the fifth paragraph on page 16 continues to refer to your beliefs that you “will have” capital that is sought by firms and that there are “numerous firms” seeking this capital.
Please revise or clarify.

COMPANY RESPONSE

We apologize for the oversight and have modified the disclosure on page 17 as follows; “Because of general economic conditions, rapid technological advances being made in some industries and shortages of available capital, our management believes that there are the perceived benefits of becoming a publicly traded corporation. Such perceived benefits of becoming a publicly traded corporation include, among other things, facilitating or improving the terms on which additional equity financing may be obtained, providing liquidity for the principals of and investors in a business, creating a means for providing incentive stock options or similar benefits to key employees, and offering greater flexibility in structuring acquisitions, joint ventures and the like through the issuance of stock. Potentially available business combinations may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex”.

Prior Blank Check Company Experience, page 20

7. Please expand your response to prior comment 10 to tell us clearly whether the compensation arrangements with your affiliates were negotiated before or after the transactions that you mention in this section.

COMPANY RESPONSE

The compensation arrangements (Consulting Services Agreements) with affiliates were discussed with the target companies prior to the change of control and executed on or after change of control and Mr. Neher had resigned as an officer of the companies and in all cases before the business combination changing the shell status.

Russell Mancuso
January 5, 2012

8. Refer to your response to prior comment 12 regarding actual amounts paid and received under consulting agreements:
•
Please clarify your statement on page 21 that no payment has been made under the agreement that expired. It should be clear from the revised disclosure (1) what the status of the repurchase right is now that the agreement expired, and (2) what your affiliates would be owed if a milestone is achieved now that the agreement expired.

•	Please ensure that you update your December 9 disclosure as necessary.

COMPANY RESPONSE

We have modified our disclosure on page 23 to state “As of December 26, 2011 there has been no payment made or due to Accelerated regarding this Consulting Services Agreement that expired June 24, 2011. Even though the Consulting Services Agreement has expired, Oro East Mining, Inc (Oro) (formally known as AAI) has the obligation to honor the terms of the agreement outlined above if the milestones are achieved, provided that the Accelerated’s provision of services has materially contributed to Oro’s achievement of Milestones. Oro has full rights to repurchase 1,500,000 shares of Oro’s common stock at a price of $0.0001 per share at any time form Accelerated”.

Conflicts of Interest, page 26

9. Refer to the second sentence of the last paragraph of your response to prior comment 6.
With a view toward clarified disclosure, please tell us (1) why you do not believe that Accelerated Venture Partners LLC’s obligations to the private companies presents a conflict of interest when selecting which target opportunities to present to the registrant, and (2) whether those private companies could engage in a transaction with the registrant. If your answer to part (2) of the previous sentence is yes, please tell us who would negotiate the transaction on behalf of each party.

COMPANY RESPONSE

We have added disclosure regarding Accelerated on page 30 that states “Mr. Neher is the principal of Accelerated a venture capital firm that incubates start-up companies in order to evaluate management, technology and the viability of opportunities, these companies are not target candidates for a business combination as Accelerated is in all cases the majority shareholder. Accelerated does not plan to target companies that Mr. Neher or Accelerated are affiliated with nor have they been affiliated with any of the prior target companies prior to the change of control that eventually resulted in a business combinations. As such, demands may be placed on the time of Mr. Neher which will detract from the amount of time he is able to devote to the Company.  Mr. Neher intends to devote as much time to the activities of the Company as required, an estimated eight hours a week.  However, should such a conflict arise, there is no assurance that Mr. Neher would not attend to other matters prior to those of the Company”.

Russell Mancuso
January 5, 2012

10. Please expand your response to prior comment 21 to explain clearly how demand determined the number of shell companies to form and the number of registration statements to file under the Exchange Act.

COMPANY RESPONSE

We have modified the disclosure stating that “There is no predetermined time or quantity of blank check companies that will be formed by Mr. Neher as this is generally dictated by perceived interest of companies wanting to consider a business combination”.

11. We reissue prior comment 22 because that comment addressed all companies with which
Mr. Neher is affiliated, not just the blank check companies mentioned in your Form 10.

COMPANY RESPONSE

We apologize for the oversight and have added disclosure throughout our filing regarding companies being “current on filings” and indicated whether blank check and other companies with which Mr. Neher is affiliated have filed all required reports with the Commission and indicated whether those companies timely file reports. Specifically, updated regarding the other reporting company Mr. Neher is affiliated with on page 8,12, 24 and 31 stating that “Mr. Neher is also the Chief Executive Officer, President, Chief Financial Officer, Treasurer and a Director of Mikojo, Inc. a public reporting Internet search engine company that has not filed its Form 10K that was due September 30, 2011 or its form 10Q that was due November 15, 20011 with the SEC due to restructuring. Mikojo intends to have these filing filed on or before January 31, 2012. Mr. Neher has been affiliated with Mikojo since 2009”. And “Mr. Neher is also CEO of Mikojo Inc. a public company that has not filed its Form 10K that was due September 30, 2011 or its form 10Q that was due November 15, 20011 with the SEC due to restructuring and intends to have its filings current on or before January 31, 2012.

In view of full disclosure, Mikojo (never a blank check company) is in the process of restructuring its debt and share structure and has had lack of response regarding third party verifications for the 2011 yearend audit. Specifically, regarding a Note in the face amount of $1,250,000 payable to Computing Services Support Solutions, Inc. ("C3S") pursuant to the terms of an agreement dated as of September 22, 2008 by and between LOBIS, Inc. and C3S which Mikojo assumed.  Payments under the note and 2,600,000 shares of Mikojo common stock were conditioned on the Company completing a financing. The company did not meet the conditions within the contract and did not take control of the technology and therefore, does not have the obligation of the $1,250,000 or the 2,600,000 shares. Mikojo is in process on rectifying the current issues indentified and anticipated filing the past due filings mention above on or before January 31, 2012.

Russell Mancuso
January 5, 2012

On behalf of the Company, we acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
Timothy J. Neher

ACCELERATED ACQUISITIONS XV, INC.

By: /s/ Timothy J. Neher
Timothy J. Neher